SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

News Release	June 10, 2005 at 5.30 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso signs loan agreement with International Financing Corporation

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso today signed a loan agreement with International Financing Corporation (IFC). The package includes a USD 50 million Tranche A IFC facility and USD 25 million Tranche B co-financing facility, for which Nordea Bank is the lead arranger.

The loan will be used to finance Stora Enso’s current activities and future investments in China. Stora Enso’s current projects in China include further development of eucalyptus plantations in Guangxi province in southern China, and investment to expand the product range and increase the capacity of Suzhou Mill as announced in February 2004.

As part of Stora Enso’s emerging markets strategy, China has been identified as one of Stora Enso’s growth areas. “Our aim is to increase the Company’s profitability through targeted investments in the fast-growing Chinese market,” comments Markku Pentikäinen, head of Stora Enso Asia Pacific.

Stora Enso has set up a sustainability action plan for the plantations in Guangxi addressing environmental and social issues.

“A sustainably managed fibre base will be a strong foundation for Stora Enso’s industrial operations in China. We also hope that Stora Enso will be seen as a good example of how sustainability can be implemented in plantation and mill operations in China,” says Pentikäinen.

“We are pleased to note that investors such as IFC appreciate our sustainability approach in both forestry operations and paper production. IFC sets a good example for other investors in the region through its emphasis on socially responsible investment.”

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(2)

Previous press releases concerning Stora Enso’s activities in China:

-	31 March 2005: UNDP to assess environmental and social impact of forestry investment project in Guangxi, China

-	28 October 2004: Stora Enso joint venture in China

-	4 February 2004: Stora Enso to modernise its fine paper machine at Suzhou, China

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel